                                                                    Exhibit 99.1
[VIVENDI UNIVERSAL LOGO]



                      Vivendi Universal and Canal+ Group:
                   Agreement on sale of Canal+ Television AB

Paris, September 9, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) and Canal+ Group signed today an agreement regarding the disposal of Canal+ Television AB, the company in charge of its pay-television channel activities in the Nordic region, to a consortium made of equity firms Baker Capital and Nordic Capital.

The transaction is based on an enterprise value of E70 million, resulting in a net contribution to the Group's debt reduction of E54 million, principally due to loan retirement. It comes in addition to the sale in June 2002 of Canal+ Group's 50% stake in the Nordic satellite platform Canal Digital for an amount of E290 million.

The agreement is submitted to the approval of the relevant administrative authorities and the closing of the transaction is due to take place in the course of the fourth quarter of 2003.

Canal+ Television AB, based in Stockholm, produces six pay-television channels, one for each of the four Nordic countries (Denmark, Finland, Norway and Sweden) where the company operates, two pan-Nordic channels, as well as a pay-per-view service (Kiosk).

Baker Capital, founded in 1995, is a private equity firm with $1.5 billion under management. The firm makes investments in communications-focused companies at all stages of development.

Nordic Capital is a Swedish private equity firm founded in 1990 investing mainly in well-established Nordic companies. The company has provided expansion capital to more than 50 companies since its inception, representing accumulated revenues of E10 billion.

Important Disclaimer:
--------------------

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Vivendi Universal will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

Contacts:
Media                            Investor Relations
Paris                            New York
Antoine Lefort                   Eileen McLaughlin
+33 (1).71.71.1180               +(1) 212.572.8961
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086